SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
Brazilian SEC Registration no. 1431-1

MINUTES OF THE TWO HUNDRED AND FIRST
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: April 15, 2020 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors received information and discussed the topic related to the Company's financial scenario and the Contingency Plan (Covid-19).
II.

The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved,: i. the extension of the guarantee for the negotiation aimed at postponing the maturity date of the 1st Issue of Copel Geração e Transmissão S.A., under the conditions discussed at the meeting and recorded in the supporting material that is under the Company's custody; and ii. the authorization of the members of the Company's Executive Board, or their attorneys-in-fact, under the conditions described above, to perform any and all acts and sign any and all documents necessary for the execution of the items deliberated at the present meeting.

III.	The Board of Directors unanimously approved the Company's Human Rights Policy.
IV.	The Board of Directors received preliminary information about the Company's Integrated Report.
V.	The Board of Directors analyzed the preliminary version of the Company's Form 20-F and specific recommendations.
VI.	The Board of Directors received information and discussed about the risk factors to be presented in this year's edition of Form 20-F.
VII.	The Board of Directors was informed by Deloitte Touche Tohmatsu Limited of the progress of the Independent audit work in relation to Form 20-F, 2019, and to internal controls.
VIII.	The Board of Directors received updated information on the potential sale of control of Copel Telecomunicações S.A
IX.	The Board of Directors received a report on the work of the Company's Special Committees.
X.	The Board of Directors received information on indemnity contracts between publicly held companies and their directors and made specific recommendations.
XI.	The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics.
XII.	The Board of Directors received a report from the CEO on various corporate matters.
XIII.	The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 201st Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.
DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 15, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.